FORM 12b-25

                         Commission File Number 0-20307
                              CUSIP No. 053431 10 2

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


     __Form 10-K   __Form 20-F   __Form 11-K   XX Form 10-Q   __Form N-SAR


                       For the period ended June 30, 1998

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                      For the Transition Period Ended:_____

 If the notification relates to a portion of the filing checked above identify the item(s) to which the notification relates: n/a


                            AVALON COMMUNITY SERVICES


               13401 Railway Drive, Oklahoma City, Oklahoma 73114

                    Issuer's telephone Number (405) 752-8802

[X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.







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PART III.  Narrative

  The subject quarterly report on Form 10-Q for the period ending June 30, 1998, could not be filed on August 14, 1998 due to a malfunction of Edgar Link. The SEC staff was contacted at approximately 1pm Central Time (2pm Eatern Time) on August 14, 1998 regarding the problem. The SEC staff reset the Company's Edgar Link password and notified the Company at 4:45 pm Central Time ( 5:45 pm Eastern
Time). The Company proceeded to file the report immediately resulting in a received date of August 14, 1998 at 18:21, an Accepted date of August 14, 1998 at 18:36, and a Filing date of August 17, 1998 at 08:00. The Company was prepared to file the report at 2pm Eastern Time on August 14, 1998, which would have been a timely filing. The delay of filing was beyond the control of the Company.


PART IV.

1. The name and telephone number of the person to contact in regard to this notification is Paul Voss, Vice President of Finance, (405) 752-8802.

2. Has all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file been filed? Yes.

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? No.

























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                                    SIGNATURE


         Pursuant to the requirement of the 1933 Act, the Registrant certifies that it has duly caused this Form 12b-25 to be signed on behalf of the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on this 17th day of August, 1998.



AVALON COMMUNITY SERVICES, INC.




By:\Donald E. Smith                                     Date: August 17, 1998
   -----------------------
   Donald E. Smith
   Chief Executive Officer and Director